Exhibit 99.1

Jiuzi Holdings, Inc. Signs Strategic Cooperation Agreement with Chinese Leading E-Commerce Services
Provider

HANGZHOU, China, Jan. 11, 2022 /PRNewswire/ -- Jiuzi Holdings, Inc. (NASDAQ: JZXN; the "Company"; Jiuzi New Energy), a new energy vehicles franchisor and retailer under the brand name "Jiuzi" in China, today announced that, on December 23, 2021, the Company, through its wholly-owned subsidiary, Zhejiang Jiuzi New Energy Vehicles Co., Ltd. ("Zhejiang Jiuzi"), has entered into a two-year strategic cooperation agreement (the "Agreement") with Shanghai Zhongtongji E-Commerce Co. Ltd. ("Zhongtongji"), a leading domestic E-Commerce and retail services provider founded by senior management of ZTO Express (NYSE: ZTO).

Pursuant to the Agreement, Zhejiang Jiuzi and Zhongtongji will jointly explore application of new energy delivery vehicles in an effort to promote the idea of "green" logistics. With its diversified products, Zhejiang Jiuzi will sell and rent to Zhongtongji new energy delivery vehicles such as Geely and Chongqing Ruichi branded minivan, van body truck and traditional truck to meet Zhongtongji's logistic needs, as well as offer the most optimal discount available to major clients on Zhongtongji's platform.

The two parties will also work proactively to propose new initiatives for the cooperation in order to fulfill their respective strategic plans and business goals, which include marketing, resource sharing, and staffing and technological support. Zhejiang Jiuzi is also tasked with providing up-to-date catalogue of the brands, prices and models of its new energy vehicles to Zhongtongji to meet their clients' changing demands.

Mr. Shuibo Zhang, CEO of Jiuzi Holdings, Inc., commented: "We are excited to announce the partnership with Zhongtongji, a leading E-Commerce and retail services venture as well as an important business partner of ZTO Express (NYSE: ZTO). It's an important recognition of Jiuzi's industry position and brand image in domestic new energy vehicle retail market. We expect the cooperation to help Zhongtongji optimize its expense structure and operating efficiency, and bring financial contributions to Jiuzi going forward."

"This partnership represents our first step into the E-Commerce industry and we aim to keep expanding such tie-up in E-Commerce logistics segment in the future. The huge volume of domestic E-commerce and the great efforts of Chinese government to promote the use of new and clean energy logistic vehicles will bring promising market potential for NEVs, and Jiuzi will continue seeking more opportunities to grow our business scale in this area," Added Mr. Zhang.

Shanghai Zhongtongji E-Commerce Co. Ltd.

Shanghai Zhongtongji E-Commerce Co. Ltd. provides one-stop services for E-Commerce platforms, retailers and sales channel providers that range from purchase order management, storage to sales and delivery services. Zhongtongji aims to help optimize supply chain system and upgrade operation efficiency for its clients. The company works with ZTO Express and offers support for ZTO's convenient stores in goods sourcing and delivery that involve a comprehensive products supply system management. For more information, please visit: https://www.ztbest.com/.

About Jiuzi Holdings, Inc.

Jiuzi Holdings, Inc., headquartered in Hangzhou, China, and established in 2017, franchises and operates retail stores under the brand name "Jiuzi" to sell New Energy Vehicles ("NEVs") in third-fourth tier cities in China. The Company mainly sells battery-operated electric vehicles, and sources NEVs through more than twenty NEV manufacturers. It has 31 operating franchise stores and one company-owned store. For more information, visit the Company's website at http://www.zjjzxny.cn/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and in its other filings with the SEC.

For more information, please contact:

Janice Wang

EverGreen Consulting Inc.

Email: IR@changqingconsulting.com

Phone:	+1 571-464-9470 (from U.S.)

+86 13811768559 (from China)